SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                            Advance Financial Bancorp
             -------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
             -------------------------------------------------------
                         (Title of Class of Securities)

                                   007437 10 6
             -------------------------------------------------------
                                 (CUSIP Number)

                                 August 18, 1999
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

|X|  Rule 13d-1(b)

|_|  Rule 13d-1(c)

|_|  Rule 13d-1(d)


--------------------
* The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                                Page 1 of 4 pages

CUSIP No. 007437-10-6                Schedule 13G              Page 2 of 4 Pages
          -----------                ------------


1.       Name of Reporting Person
         S.S. or I.R.S. Identification Number of above person:

                         Advance Financial Savings Bank
                         Employee Stock Ownership Plan

2.       Check the appropriate box if a member of a group*

                  (a)   |X|                 (b)   |_|

3.       SEC Use Only

4.       Citizenship or Place of Organization:  West Virginia
                                                -------------

Number of Shares Beneficially Owned by Each Reporting Person with:

5.       Sole Voting Power:                                              -0-
                                                                       -------
6.       Shared Voting Power:                                           85,700
                                                                       -------
7.       Sole Dispositive Power:                                         -0-
                                                                       -------
8.       Shared Dispositive Power:                                      85,700
                                                                       -------

9.       Aggregate Amount Beneficially Owned by Each Reporting Person:
         85,700
         ------

10.      Check Box If The Aggregate Amount in Row (9) Excludes Certain
         Shares* [ ]

11.      Percent of Class Represented by Amount in Row 9: 9.2%
                                                          ---

12.      Type of Reporting Person*: EP

                                * SEE INSTRUCTION

Item 1(a)         Name of Issuer:  Advance Financial Bancorp
                  --------------   -------------------------

Item 1(b)         Address of Issuer's Principal Executive Offices:
                  -----------------------------------------------

                              1015 Commerce Street
                              Wellsburg, West Virginia 26070

Item 2(a)         Name of Person Filing:
                  ---------------------

                               Advance Financial Savings Bank
                               Employee Stock Ownership Plan

Item 2(b)         Address of Principal Business Office:  Same as Item 1(b)
                  -------------------------------------  -----------------

Item 2(c)         Citizenship:  West Virginia
                  -----------   -------------

Item 2(d)         Title of Class of Securities:  Common Stock
                  ----------------------------   ------------

Item 2(e)         CUSIP Number: 007437-10-6
                  ------------  -----------

Item 3            Check whether the person filing is a:
                  ------------------------------------

Item 3(f)           X    Employee Benefit Plan, in accordance with Rule 13d-1(b)
                  -----  (1)(ii)(F).

Item 3(j)           X    Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
                  -----

Item 3(a)(b)(c)(d)(e)(g)(h)(i) - not applicable.

Item 4(a)         Amount Beneficially Owned:  85,700
                  -------------------------   ------

Item 4(b)         Percent of Class: 9.2%
                  ----------------  ---

Item 4(c) Number of shares as to which such person has:

                  (i)      sole power to vote or to direct the vote         -0-
                                                                         -------
                  (ii)     shared power to vote or to direct the vote     85,700
                                                                         -------
                  (iii)    sole power to dispose or to direct the
                           disposition of                                   -0-
                                                                         -------
                  (iv)     shared power to dispose or to direct the
                           disposition of                                 85,700
                                                                         -------

Item 5            Ownership of Five Percent or Less of Class:
                  ------------------------------------------

                                 Not applicable

Item 6            Ownership of More than Five Percent on Behalf of Another
                  --------------------------------------------------------
                  Person:
                  ------

                                 Not applicable

Item 7            Identification and Classification of the Subsidiary Which
                  ---------------------------------------------------------
                  Acquired the Security Being Reported on by the Parent
                  -----------------------------------------------------
                  Holding Company.
                  ---------------

                                 Not applicable

Item 8            Identification and Classification of Members of the
                  ---------------------------------------------------
                  Group.
                  -----

                  This Schedule 13G is being filed on behalf of the Employee Stock Ownership Plan ("ESOP") identified in Item 2(a) by the Plan Committee and the Plan Trustee both filing under the Item 3(f) and 3(j) classifications. Exhibit A contains a disclosure of the voting and dispositive powers over shares of the issuer held directly by these entities exclusive of those shares held by the ESOP as well as identification of members of these groups.

Item 9            Notice of Dissolution of Group.
                  ------------------------------

                                 Not applicable

Item 10           Certification.
                  -------------

                  By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE:

         After reasonable inquiry and to the best of my knowledge and belief, as a member of the Plan Committee and Plan Trustee Committee, I certify that the information set forth in this statement is true, complete and correct.



/s/William B. Chesson                                      02/06/01
----------------------------------------                   ---------------------
William B. Chesson                                         Date


/s/James R. Murphy                                         02/06/01
----------------------------------------                   ---------------------
James R. Murphy                                            Date


/s/George H. Johnson                                       02/06/01
----------------------------------------                   ---------------------
George H. Johnson                                          Date


----------------------------------------                   ---------------------
John R. Sperlazza                                          Date


/s/William E. Watson                                       02/06/01
----------------------------------------                   ---------------------
William E. Watson                                          Date


/s/Frank Gary Young                                        02/06/01
----------------------------------------                   ---------------------
Frank Gary Young                                           Date

Exhibit A
---------

                       Identification of Members of Group
                       ----------------------------------

         Shares of common stock of the issuer are held in trust for the benefit of participating employees by the ESOP Plan Trustee. The Plan Trustee shares voting and dispositive power with the Plan Committee. By the terms of the Plan, the Plan Trustee votes stock allocated to participant accounts as directed by participants. Stock held by the Trust, but not yet allocated is voted by the Plan Trustee as directed by the Plan Committee. Investment direction is exercised by the Plan Trustee as directed by the Plan Committee. The Plan Committee and the Plan Trustee share voting and dispositive power with respect to the unallocated stock held by the ESOP pursuant to their fiduciary responsibilities under Section 404 of the Employee Retirement Income Security Act of 1974, as amended.

         Members of the Plan  Committee  and Plan  Trustee  Committee  and their
         ------------------------------------------------------------
beneficial ownership of shares of common stock of the issuer exclusive of membership on the Plan Committee and Plan Trustee Committee and of shares beneficially owned are as follows:


                           Direct Beneficial        Beneficial Ownership
    Name                     Ownership (1)            as Plan Participant
    ----                     -------------            -------------------

William B. Chesson               6,599                      -0-
James R. Murphy                 20,299                      -0-
George H. Johnson               10,099                      -0-
John R. Sperlazza               18,605                      -0-
William E. Watson               18,099                      -0-
Frank Gary Young                10,599                      -0-



----------------
(1) Beneficial ownership as of January 31, 2001. Includes shares of common stock of issuer owned in conjunction with family members. The Plan Committee and Plan Trustee(s) disclaims ownership of these shares in conjunction with the exercise of their fiduciary duties as members of the Plan Committee and Plan Trustee Committee.